Exhibit 99.1

iQIYI Announces Third Quarter 2023 Financial Results

BEIJING, CHINA, November 21, 2023 – iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), a leading provider of online entertainment video services in China, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Highlights

•	Total revenues were RMB8.0 billion (US$1.1 billion1), increasing 7% year over year.

•

Operating income was RMB746.7 million (US$102.4 million) and operating income margin was 9%, compared to operating income of RMB309.7 million and operating income margin of 4% in the same period in 2022.

•

Non-GAAP operating income[2] was RMB894.9 million (US$122.7 million) and non-GAAP operating income margin was 11%, compared to non-GAAP operating income of RMB524.3 million and non-GAAP operating income margin of 7% in the same period in 2022.

•	Net income attributable to iQIYI was RMB475.9 million (US$65.2 million), compared to net loss attributable to iQIYI of RMB395.6 million in the same period in 2022.

•	Non-GAAP net income attributable to iQIYI[2] was RMB622.1 million (US$85.3 million), compared to non-GAAP net income attributable to iQIYI of RMB187.2 million in the same period in 2022.

“We recorded strong results in both revenues and profits. ARM increased by 12% year over year, driven by our compelling content offering and growing perceived value of our membership privilege,” commented Mr. Yu Gong, Founder, Director, and Chief Executive Officer of iQIYI. “Our business proves to be defensible against the fluctuations of economic cycles.”

“We continue to benefit from operating leverage. Our GAAP and Non-GAAP operating income grew by 141% and 71% year over year, respectively. Our GAAP and Non-GAAP operating margin further expanded from 4% and 7% in the third quarter of 2022 to 9% and 11% this quarter, respectively,” commented Mr. Jun Wang, Chief Financial Officer of iQIYI. “Our operating cash flow and free cash flow reached RMB831 million and RMB826 million, respectively.”

Third Quarter 2023 Financial Highlights

	Three Months Ended
(Amounts in thousands of Renminbi (“RMB”), except for per ADS data, unaudited)	September 30, 2022	June 30, 2023	September 30, 2023
	RMB	RMB	RMB
Total revenues	7,471,081	7,802,297	8,015,079
Operating income	309,665	610,392	746,747
Operating income (non-GAAP)	524,347	786,391	894,879
Net (loss)/income attributable to iQIYI, Inc.	(395,569)	365,207	475,920
Net income attributable to iQIYI, Inc. (non-GAAP)	187,207	594,663	622,071
Diluted net (loss)/income per ADS	(0.46)	0.37	0.49
Diluted net income per ADS (non-GAAP)[2]	0.21	0.61	0.64

Third Quarter 2023 Operating Highlights

•

The average daily number of total subscribing members[3] for the quarter was 107.5 million, compared to 101.0 million for the same period in 2022 and 111.2 million for the second quarter in 2023. The average daily number of subscribing members excluding individuals with trial memberships[4] for the quarter was 106.9 million, compared to 100.2 million for the same period in 2022 and 110.7 million for the second quarter in 2023.

•

The monthly average revenue per membership (ARM5) for the third quarter was RMB15.54, compared to RMB13.90 for the same period in 2022 and RMB14.82 for the second quarter in 2023, increasing 12% year over year.

Footnotes:

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB7.2960 as of September 29, 2023, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).
[3]	The average daily number of total subscribing members for a quarter is calculated by averaging the number of total subscribing members in each day of such quarter.
[4]

The average daily number of subscribing members excluding individuals with trial memberships for the quarter is calculated by averaging the number of subscribing members excluding individuals with trial memberships in each day of such quarter.

[5]

The monthly ARM for the quarter is calculated by dividing our total revenues from membership services during a given quarter by the average daily number of total subscribing members for that quarter and the number of months in the quarter.

Third Quarter 2023 Financial Results

Total revenues reached RMB8.0 billion (US$1.1 billion), increasing 7% year over year.

Membership services revenue was RMB5.0 billion (US$686.9 million), increasing 19% year over year, primarily attributable to the increase in ARM and our continuous efforts in refining operations to improve monetization capabilities. The average daily number of total subscribing members for the quarter was 107.5 million, compared to 101.0 million for the same period last year. The number of total subscribing members was 102.8 million as of September 30, 2023, compared to 106.2 million as of September 30, 2022.

Online advertising services revenue was RMB1.7 billion (US$229.5 million), increasing 34% year over year, driven by growth in both performance-based advertising and brand advertising businesses. For performance-based advertising, revenue growth was attributable to our improved sales efforts and optimized algorithms. Additionally, our premium original content attracted stronger advertising demand and drove the growth in brand advertising service revenue.

Content distribution revenue was RMB526.1 million (US$72.1 million), decreasing 28% year over year, primarily due to the decrease in average unit price of barter transactions, partially offset by the increase in average unit price of cash transactions.

Other revenues were RMB803.1 million (US$110.1 million), decreasing 37% year over year, primarily due to deconsolidation of live broadcasting business and lesser revenue derived from third-party cooperation.

Cost of revenues was RMB5.8 billion (US$800.4 million), increasing 2% year over year. Content costs as a component of cost of revenues were RMB4.2 billion (US$573.4 million), decreasing 3% year over year.

Selling, general and administrative expenses were RMB981.4 million (US$134.5 million), flat year over year.

Research and development expenses were RMB447.4 million (US$61.3 million), decreasing 6% year over year, primarily due to the decrease in personnel-related compensation expenses.

Operating income was RMB746.7 million (US$102.4 million), compared to operating income of RMB309.7 million in the same period in 2022. Operating income margin was 9%, compared to operating income margin of 4% in the same period in 2022. Non-GAAP operating income was RMB894.9 million (US$122.7 million) and non-GAAP operating income margin was 11%, compared to non-GAAP operating income of RMB524.3 million and non-GAAP operating income margin of 7% in the same period in 2022.

Total other expense was RMB254.2 million (US$34.8 million), compared to total other expense of RMB662.0 million during the same period of 2022. The year over year decrease was primarily driven by the decrease in the impairment provision, less loss pick-up from equity method investment and loss from foreign exchange, and partially offset by increased interest expenses.

Income before income taxes was RMB492.5 million (US$67.5 million), compared to loss before income taxes of RMB352.4 million in the same period in 2022.

Income tax expense was RMB9.0 million (US$1.2 million), compared to income tax expense of RMB42.5 million in the same period in 2022.

Net income attributable to iQIYI was RMB475.9 million (US$65.2 million), compared to net loss attributable to iQIYI of RMB395.6 million in the same period in 2022. Diluted net income attributable to iQIYI per ADS was RMB0.49 (US$0.07) for the third quarter of 2023, compared to diluted net loss attributable to iQIYI per ADS of RMB0.46 in the same period of 2022. Non-GAAP net income attributable to iQIYI was RMB622.1 million (US$85.3 million), compared to non-GAAP net income attributable to iQIYI of RMB187.2 million in the same period in 2022. Non-GAAP diluted net income attributable to iQIYI per ADS was RMB0.64 (US$0.09), compared to non-GAAP diluted net income attributable to iQIYI per ADS of RMB0.21 in the same period of 2022.

As of September 30, 2023, the Company had cash, cash equivalents, restricted cash, short-term investments and long-term restricted cash included in prepayments and other assets of RMB7.2 billion (US$980.9 million).

Conference Call Information

iQIYI’s management will hold an earnings conference call at 6:30 AM on November 21, 2023, U.S. Eastern Time (7:30 PM on November 21, 2023, Beijing Time).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10034674-abdow7.html

It will automatically direct you to the registration page of “iQIYI Third Quarter 2023 Earnings Conference Call”, where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available after the conclusion of the conference call through November 28, 2023.

Dial-in numbers for the replay are as follows:

International Dial-in	+1 855 883 1031
Passcode:	10034674

A live and archived webcast of the conference call will be available at http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a daily subscriber base of more than 100 million, and its diversified monetization model includes membership services, online advertising services, content distribution, online games, IP licensing, talent agency, online literature, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement iQIYI’s consolidated financial results presented in accordance with GAAP, iQIYI uses the following non-GAAP financial measures: non-GAAP operating income, non-GAAP operating income margin, non-GAAP net income attributable to iQIYI, non-GAAP diluted net income attributable to iQIYI per ADS and free cash flow. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

iQIYI believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding certain items that may not be indicative of its business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to the non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to iQIYI’s historical operating performance. The Company believes the non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that the non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations.

Non-GAAP net income attributable to iQIYI, Inc. represents net (loss)/income attributable to iQIYI, Inc. excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. iQIYI’s share of equity method investments for these non-GAAP reconciling items, primarily amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted net income per ADS represents diluted net (loss)/income per ADS calculated by dividing non-GAAP net income attributable to iQIYI, Inc, by the weighted average number of ordinary shares expressed in ADS.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information, please contact:

Investor Relations

iQIYI, Inc.

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of (Loss)/Income

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)
Revenues:
Membership services	4,210,722	4,946,567	5,011,617
Online advertising services	1,247,114	1,495,378	1,674,260
Content distribution	729,698	553,319	526,132
Others	1,283,547	807,033	803,070

Total revenues	7,471,081	7,802,297	8,015,079

Operating costs and expenses:
Cost of revenues	(5,705,260)	(5,773,867)	(5,839,540)
Selling, general and administrative	(980,293)	(979,000)	(981,409)
Research and development	(475,863)	(439,038)	(447,383)

Total operating costs and expenses	(7,161,416)	(7,191,905)	(7,268,332)

Operating income	309,665	610,392	746,747

Other income/(expense):
Interest income	18,631	52,196	45,219
Interest expenses	(181,641)	(278,521)	(281,528)
Foreign exchange loss, net	(79,768)	(114,992)	(38,084)
(Loss)/gain from equity method investments	(69,807)	33,789	1,355
Others, net	(349,455)	72,928	18,802

Total other expense, net	(662,040)	(234,600)	(254,236)

(Loss)/Income before income taxes	(352,375)	375,792	492,511

Income tax expense	(42,501)	(7,930)	(9,012)

Net (loss)/ income	(394,876)	367,862	483,499

Less: Net income attributable to noncontrolling interests	693	2,655	7,579

Net (loss)/income attributable to iQIYI, Inc.	(395,569)	365,207	475,920

Net (loss)/income attributable to ordinary shareholders	(395,569)	365,207	475,920

Net (loss)/income per share for Class A and Class B ordinary shares:
Basic	(0.07)	0.05	0.07
Diluted	(0.07)	0.05	0.07
Net (loss)/income per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	(0.46)	0.38	0.50
Diluted	(0.46)	0.37	0.49
Weighted average number of Class A and Class B ordinary shares used in net income per share computation:
Basic	6,081,974,163	6,704,546,096	6,712,002,812
Diluted	6,081,974,163	6,851,986,558	6,850,839,094

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31, 2022	September 30, 2023
	RMB	RMB
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	7,097,938	4,230,587
Restricted cash	13,618	6,120
Short-term investments	818,265	1,024,923
Accounts receivable, net	2,402,675	2,473,873
Prepayments and other assets	2,602,927	2,953,466
Amounts due from related parties	104,154	202,155
Licensed copyrights, net	746,058	696,997

Total current assets	13,785,635	11,588,121

Non-current assets:
Fixed assets, net	1,104,721	908,418
Long-term investments	2,453,644	2,365,120
Licensed copyrights, net	6,840,629	6,991,874
Intangible assets, net	436,685	390,021
Produced content, net	13,001,904	12,625,559
Prepayments and other assets	3,865,133	4,631,872
Operating lease assets	673,971	635,886
Goodwill	3,826,147	3,820,823
Amounts due from related parties	59,880	147,852

Total non-current assets	32,262,714	32,517,425

Total assets	46,048,349	44,105,546

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	5,993,416	5,935,958
Amounts due to related parties	3,521,646	3,087,489
Customer advances and deferred revenue	4,232,110	4,505,676
Convertible senior notes, current portion	8,305,447	3,114,492
Short-term loans	3,347,638	3,360,681
Operating lease liabilities, current portion	103,517	95,544
Accrued expenses and other liabilities	2,626,244	2,496,508

Total current liabilities	28,130,018	22,596,348

Non-current liabilities:
Convertible senior notes	9,568,279	8,349,132
Deferred tax liabilities	1,832	1,048
Amounts due to related parties	100,941	85,519
Operating lease liabilities	508,571	474,763
Other non-current liabilities	1,395,269	1,252,833

Total non-current liabilities	11,574,892	10,163,295

Total liabilities	39,704,910	32,759,643

Shareholders’ equity:
Class A ordinary shares	194	236
Class B ordinary shares	193	193
Additional paid-in capital	50,885,688	54,811,647
Accumulated deficit	(46,498,897)	(45,039,661)
Accumulated other comprehensive income	1,863,454	1,483,659
Non-controlling interests	92,807	89,829

Total shareholders’ equity	6,343,439	11,345,903

Total liabilities and shareholders’ equity	46,048,349	44,105,546

iQIYI, INC.

Condensed Consolidated Statements of Cash Flows

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2022	2023	2023
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by operating activities	195,724	885,560	830,689
Net cash provided by/ (used for) investing activities (1,2)	406,840	(420,481)	(55,245)
Net cash (used for)/ provided by financing activities	(105,876)	(1,175,147)	269,189
Effect of exchange rate changes on cash, cash equivalents and restricted cash	60,182	127,759	4,587

Net increase/ (decrease) in cash, cash equivalents and restricted cash	556,870	(582,309)	1,049,220

Cash, cash equivalents and restricted cash at the beginning of the period	3,019,384	5,664,674	5,082,365
Cash, cash equivalents and restricted cash at the end of the period	3,576,254	5,082,365	6,131,585

Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	3,559,899	3,565,285	4,230,587
Restricted cash	16,355	6,120	6,120
Long-term restricted cash	—	1,510,960	1,894,878

Total cash and cash equivalents and restricted cash shown in the statements of cash flows	3,576,254	5,082,365	6,131,585

Net cash provided by operating activities	195,724	885,560	830,689
Less: Capital expenditures (2)	(48,143)	(13,307)	(4,192)

Free cash flow	147,581	872,253	826,497

(1)	Net cash provided by or used for investing activities primarily consists of net cash flows from investing in debt securities, purchase of long-term investments and capital expenditures.
(2)	Capital expenditures are incurred primarily in connection with leasehold improvements, computers and servers.

iQIYI, INC.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”), except for per ADS information, unaudited)

	Three Months Ended
	September 30,	June 30,	September 30,
	2022	2023	2023
	RMB	RMB	RMB
Operating income	309,665	610,392	746,747
Add: Share-based compensation expenses	204,770	169,380	145,730
Add: Amortization and impairment of intangible assets(1)	9,912	6,619	2,402

Operating income (non-GAAP)	524,347	786,391	894,879

Net (loss)/income attributable to iQIYI, Inc.	(395,569)	365,207	475,920
Add: Share-based compensation expenses	204,770	169,380	145,730
Add: Amortization and impairment of intangible assets(1)	9,912	6,619	2,402
Add: Disposal gain	—	(89,571)	—
Add: Impairment of long-term investments	376,339	155,011	—
Add: Fair value gain of long-term investments	(26,652)	(3,550)	(1,756)
Add: Reconciling items on equity method investments(2)	16,323	(8,895)	—
Add: Tax effects on non-GAAP adjustments(3)	2,084	462	(225)

Net income attributable to iQIYI, Inc. (non-GAAP)	187,207	594,663	622,071

Diluted net (loss)/income per ADS	(0.46)	0.37	0.49
Add: Non-GAAP adjustments to earnings per ADS	0.67	0.24	0.15

Diluted net income per ADS (non-GAAP)	0.21	0.61	0.64

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)

This represents iQIYI’s share of equity method investments for other non-GAAP reconciling items, primarily amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares.

(3)	This represents tax impact of all relevant non-GAAP adjustments.